FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 18 January 2005


                         Commission File Number 000-02404





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding earthport update dated 18 January 2005


                                                                 18 January 2005

                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or "the Company")

                                earthport update

Update regarding earthport litigation
earthport plc ("earthport") has failed to comply with a High Court Order dated 21 December 2004, to which it consented, to pay Baltimore agreed costs of GBP750 by 14 January 2005. earthport has also failed to provide further information about its claim by 14 January 2005, as required under the High Court Order of 21 December 2004.

Since earthport is in breach of the High Court Order, Baltimore applied yesterday to the High Court for a further order that, unless earthport provides to Baltimore further information about its claim by 28 January 2005 and pays GBP750 costs plus interest within 24 hours, earthport's claim will be struck out.

Herbert Smith continues to consider that, on current information, the claim against Baltimore is without merit. Furthermore, if costs and interest (if awarded) remain unpaid, the Company expects to apply for a winding up order.

Update regarding possible offer for Baltimore, by earthport
Baltimore notes that no offer for the Company has yet been made by earthport, despite its announcement made on 20 December 2004 which stated "earthport confirms that it is considering a possible offer for Baltimore. earthport intends to approach the board of Baltimore in the next few days with its proposal and to seek a recommendation..."

Baltimore also notes that earthport's accounts for year ended 30 June 2004 announced on 31 December 2004 were qualified and indicate a negative net worth in excess of GBP6 million, and an immediate need for GBP1.378 million to meet creditors' demands.

In the RNS release of its final results for the period ended 30 June 2004, dated 31 December 2004, earthport announced that "The company has an immediate requirement to raise further funds" and "The company has also entered into an investment agreement, subject to the completion of due diligence and agreement of final terms by 10 January 2005, for the investment of up to GBP2.4m in three monthly tranches of up to GBP0.8 million, through the issue of convertible loan notes by March 2005". Baltimore notes that earthport has not made any further announcement to date about the financial position and potential fundraising.


                                   ---ENDS---

Enquiries:

Bishopsgate Communications Ltd.                             Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com

Shore Capital and Corporate Ltd.                            Tel: 020 7408 4090
Alex Borrelli
Simon Edwards

Notes to editors:
Shore Capital and Corporate Limited, which is authorised and regulated by the Financial Services Authority in respect of regulated activities, is acting exclusively for Baltimore Technologies plc and no one else in connection with the potential offer from earthport plc (the "Potential Offer") and will not regard any other person as its client or be responsible to anyone other than Baltimore Technologies plc for providing the protections afforded to clients of Shore Capital and Corporate Limited nor for giving advice to any such person in relation to the Potential Offer.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc




                By:         /s/Tim Lovell
                Name:       Tim Lovell
                Title:      Finance Director




Date: 18 January 2005